Exhibit 99.1

 PRESS RELEASE

BROOKFIELD ASSET MANAGEMENT WINDS UP ORIGINAL GGP CONSORTIUM
 WITH APPROXIMATELY $10 BILLION OF AGGREGATE GAINS

Brookfield retains 34% ownership of GGP

Brookfield, August 22, 2016 – Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A; Euronext: BAMA) ("Brookfield") today announced that partnerships it manages made a distribution in‑kind to, or ended voting arrangements with, institutional investors with respect to an aggregate of approximately 41 million shares of common stock and 14 million warrants to acquire shares of common stock of General Growth Properties, Inc. (NYSE: GGP). The shares and warrants comprised part of the original consortium that was formed by Brookfield in 2010 to recapitalize GGP, which has generated approximately $10 billion of aggregate gains for the consortium investors to date.

The above will not change the economic interests in GGP held by Brookfield Property Partners (NYSE: BPY/TSX: BPY.UN), which will continue to own approximately 255 million shares of common stock and warrants exercisable into 73 million shares of common stock, representing approximately 34% of the fully diluted outstanding shares of common stock.

"Our investment in GGP has been one of our most successful real estate transactions to date," said Brian Kingston, CEO of Brookfield Property Group. "In the six years since GGP emerged from bankruptcy, the company has stabilized its capital structure and operating performance, and re-established itself as the pre-eminent mall landlord in the United States. We are pleased to have returned all of our partners' initial capital along with a substantial profit, and we maintain our long-term commitment as GGP's largest shareholder. We look forward to its continued growth in the coming years."

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Brookfield Asset Management Inc. is a global alternative asset manager with approximately $250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield's previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Suzanne Fleming Communications & Media Tel: (212) 417-2421 Email: suzanne.fleming@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements
Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other "forward looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words "proposed", "believe", conditional verbs such as "will", "may" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking information in this news release includes statements with regards to potential future purchases by Brookfield of its Preferred Shares pursuant to the company's normal course issuer bid and automatic purchase plan. Although Brookfield believes that the anticipated future results or achievements expressed or implied by the forward-looking statements and information is based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Preferred Shares or the stock exchanges generally; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in Management's Discussion and Analysis under the heading "Operating Capabilities, Environment and Risks". The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.